SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 or

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT  OF  1934  (NO  FEE   REQUIRED)   for  the   transition   period   from
     ________to________

                           Commission File No. 1-5519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CDI CORPORATION 401(k) SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CDI CORP.
                          1717 Arch Street, 35th Floor
                      Philadelphia, Pennsylvania 19103-2768



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             CDI CORPORATION 401(K) SAVINGS PLAN


Date:  June 27, 2000                         By: /s/ JOSEPH R. SEIDERS
                                                 -----------------------------
                                                 Joseph R. Seiders
                                                 Member, Savings Plan Committee






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                       CDI CORPORATION 401(k) SAVINGS PLAN

                              Financial Statements
                                       and
                              Supplemental Schedule

                                December 31, 1999




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                       CDI CORPORATION 401(k) SAVINGS PLAN

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                   1

Financial Statements:

     Statement of Net Assets Available for Plan Benefits                       2

     Statement of Changes in Net Assets Available for Plan Benefits            3

Notes to Financial Statements                                                  4


Schedule

     1.     Schedule of Assets Held for Investment Purposes                  10





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                          Independent Auditors' Report

The Savings Plan Committee
CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ KPMG LLP

Philadelphia, Pennsylvania
June 19, 2000


                                       1
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CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1999 and 1998


                                                    1999                   1998
                                                   --------             --------
Cash                                             $         5              12,206
Investments:
          Guaranteed Income Fund                  31,935,921          29,934,026
          CDI Corp. Stock                          2,769,857           1,943,158
          Fidelity Advisors Fund                  22,994,623          25,725,281
          Fidelity Growth & Income Fund            5,881,763           3,505,728
          George Putnam Fund                       7,255,884           8,649,269
          Janus Worldwide Fund                    11,615,061           2,266,134
          Asset Allocation Fund                    4,456,659           4,283,212
          Capital Appreciation Fund                7,447,588           9,127,162
          International Growth Fund                1,686,603             134,288
          Putnam Investors Fund                   17,916,352          12,095,158
          S&P Index Fund                          16,451,692          12,321,825
          Putnam Voyager Fund                     71,562,359          51,187,708
          Oppenheimer Fund                        12,134,907          13,578,469
          Participant Loans                        4,990,994           4,079,467
                                                 -----------         -----------
          Total investments                    $ 219,100,263         178,830,885

Contribution Receivable                              942,983             871,037
                                                ------------         -----------
Net assets available for plan benefits         $ 220,043,251         179,714,128
                                               =============         ===========

See accompanying notes to financial statements.


                                       2
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CDI CORPORATION 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 1999 and 1998




                                                        1999             1998
                                                     ----------    ------------
Additions

      Investment income .......................   $  12,633,954       6,873,121
      Net appreciation ........................      31,805,770      20,848,808
      Employee contributions ..................      28,049,852      10,634,704
      Employer contributions ..................         550,559         460,355
                                                    -----------    ------------
      Total additions .........................   $  73,040,135      38,816,988



Deductions

      Withdrawals .............................     (32,711,012)     (4,358,023)

Transfers (to) affiliated plans ...............            --          (106,249)
Transfers from merged plans ...................            --       122,803,492
                                                   ------------   -------------
Net increase ..................................      40,329,123     157,156,208

Net assets available for plan benefits:

      Beginning of year .......................     179,714,128      22,557,920
      End of year .............................   -------------   -------------
                                                  $ 220,043,251     179,714,128
                                                  =============   =============

See accompanying notes to financial statements


                                       3
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998



(1)    Description of Plan

       The following description of the CDI Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)     Eligibility

               The Plan is for the benefit of all employees of CDI Corporation and those subsidiaries designated a Participating Employer (the Company). Employees who have attained age 18 are eligible to participate on the first day of the month following their date of hire. The Plan, adopted May 1, 1985, was Amended and Restated on October 1, 1998, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

       (b)     Plan Mergers

               Effective October 1, 1998, participants in the CDI Corporation Retiremen Savings Plan for Non-Staff Employees and the Modern Engineering, Inc. Retirement Savings Plan (the "merged plans") were merged with the Employees' Savings Plan of CDI Corporation. The surviving plan was renamed the CDI Corporation 401(k) Savings Plan. The assets of the CDI Corporation Retirement savings Plan for Non-Staff Employees and the Modern Engineering, Inc. Retirement Savings Plan were merged into the Plan in October 1998. The terms of the plan eligibility requirements under the merged plans were replaced in favor of those outlined in the provisions of the CDI Corporation 401(k) Savings Plan. The provisions for Company contributions under the merged plans remained the same as they were prior to the merger into the Plan.

       (c)     Contributions

               Eligible employees may make voluntary, tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and provisions of the Plan.

                                       4
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998




       (d)     Investment Income

               Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

       (e)     Vesting

               A participant is vested in 100% of his or her elective deferral accounts at all times, including the employer contributions and investment earnings thereon (except for employees of Modern Engineering, Inc.). Modern employees must be credited with five years of service to be fully vested in their employer's contribution.

       (f)     Withdrawals

               A participant can withdraw up to 100% of their deferred contributions and investment earnings thereon in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

       (g)     Loans

               Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any segregated amounts in the accounts of participants, who had previously participated in another plan, and amounts invested in the CDI Corp. Stock fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of Interest equal to the prime rate plus two percent, and generally require repayment within five years.

(2)    Summary of Significant Accounting Policies

       (a)     Basis of Presentation

               The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

                                       5
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998




       (b)     Cash and Cash Equivalents

               Cash and cash equivalents represent amounts contributed to the plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

       (c)     Investments

               The Guaranteed Income Fund is valued at net share value that is based on the market value of its underlying investments. The S&P Index Fund is valued at net share value that is based on the quoted market value of its underlying investments. All other mutual funds are valued at quoted net share values. Investments in CDI stock are valued based on quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend Income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (d)     Administrative Expenses

               Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

       (e)     Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3)    Investment Options

       Participants may invest in the following as of December 31, 1999:

       Guaranteed Income Fund

       This stable value investment seeks to offer stability while maximizing current income and provides book value liquidity.



                                       6
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998




       CDI Corp. Stock

       This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the company.

       Fidelity Advisor Fund

       This fund seeks capital growth by investing primarily in common stocks of companies that are believed to have long-term growth potential. Although the fund invests primarily in stocks, it has the ability to purchase other securities, such as preferred stocks and bonds.

       Fidelity Growth & Income Fund

       This fund seeks to provide high total return through a combination of current income and capital appreciation. It invests primarily in U.S. and foreign securities of companies that pay current dividends and offer the potential for increased earnings. It may also invest in bonds.

       George Putnam Fund

       This fund seeks a balance of capital growth and current income by investing in a well- diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

       Janus Worldwide Fund

       This fund seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The Fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

       Asset Allocation Fund

       This fund seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to help reduce overall risk.

                                       7
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998




       Capital Appreciation Fund

       This fund seeks capital appreciation by investing mainly in stocks from a variety of industries and sectors that have the potential for above-average growth.

       International Growth Fund

       This fund seeks capital appreciation by investing in a diversified portfolio of stock of companies located mainly outside the United States.

       Putnam Investors Fund

       This fund seeks long-term growth of capital by investing primarily in blue-chip stock - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

       S&P Index Fund

       This fund is for investors seeking a return, before the assessment of fees, that closely approximate the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

       Putnam Voyager Fund

       This fund seeks capital appreciation by investing primarily in a combination of stock of small companies expected to grow over time as well as in stock of larger, more established corporations.

       Oppenheimer Fund

       This fund seeks growth of capital over time through investments in a diversified portfolio of common stocks, bonds, and cash equivalents, the proportions of which will vary based upon upon management's assessment of the relative value of each investment under prevailing market conditions.



                                       8
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CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998




(4)    Federal Income Taxes

       The Internal Revenue Service has issued a letter of determination dated February 2, 1996 that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The plan administrator believes that the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan is qualified and tax exempt. The plan has submitted a request for a new determination letter.

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)    Change in Administration of the Plan

       Effective October 1, 1998, Putnam Investments took over the record keeping responsibilities of the Plan from Buck Consultants and Fidelity Investments. In October 1998, Putnam Fiduciary Trust Company was hired to function as trustee of the Plan. Prior to this, Riggs Banks N.A. and Fidelity Investments had acted in the capacity of trustee of the Plan and the merged plans.

(7)    Changes in Reporting Requirements

       In September, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

                                       9
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                                                                      Schedule 1
CDI CORPORATION 401(k) SAVINGS PLAN

       Schedule of Assets Held for Investment Purposes

                               December 31, 1999


    Identity of Issuer          Description                Cost       Fair Value
------------------------   ----------------------      ------------   ----------

Fidelity Management        Fidelity Advisors Fund      $ 22,300,135   22,994,623
   Company

Fidelity Management        Fidelity Growth & Income       5,554,085    5,881,763
                             Fund

Janus Equity Funds         Janus Worldwide Fund           8,185,151   11,615,061

Oppenheimer Funds, Inc.    Oppenheimer Fund              12,241,764   12,134,907

*Putnam Investments, Inc.  The George Putnam Fund         7,873,049    7,255,884

*Putnam Investments, Inc.  Putnam Investors Fund         12,500,107   17,916,352

*Putnam Investments, Inc.  Putnam Voyager Fund           46,216,272   71,562,359

*Putnam Investments, Inc.  Putnam Capital
                            Appreciation Fund             5,694,183    7,447,588

*Putnam Investments, Inc.  Putnam Asset Allocation        3,791,613    4,456,659
                             Fund

*Putnam Investments, Inc.  Putnam S&P Index Fund         12,471,385   16,451,692

*Putnam Investments, Inc.  Putnam International
                             Growth Fund                  1,339,956    1,686,603

PaineWebber Trust          PW Trust Company
  Company                    Guaranteed Income Fund      30,347,460   31,935,921

CDI Corp.                  CDI Corp. Stock                2,912,222    2,769,857

                           Loans to Participants (a)              -    4,990,994

                                                       ------------  -----------
                                                       $171,427,382  219,100,263
                                                       ============  ===========

(a) Cost of participant loans is $0 as indicated in the instructions to Form 5500 - Item 27(a)
 *  Party-in-interest

                                       10
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                               INDEX TO EXHIBITS

Number                              Exhibit                                 Page
------          -------------------------------------------                 ----

  23            Consent of KPMG LLP                                           12




                                       11
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